U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1998
                                               -----------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended September 30, 1998
                                               -----------------


                                Table of Contents
                                -----------------

  Item
   No.                             Title                                 Page

     1           Organization Chart                                        1

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                     3

     3           Associate Transactions                                    4

     4           Summary of Aggregate Investment                           7

     5           Other Investments                                         8

     6           Financial Statements and Exhibits:

                     A - Financial Statements                              9

                     B - Exhibits                                         10

                     C - Certificate of GPU, Inc.                         11

                 Signature                                                12










  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                                                                       ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)     Date of     State of      Percentage of Voting     Nature of
            Name of Reporting Company      Related Company Organization Organization     Securities Held **     Business
-----------------------------------------  --------------  ------------ ------------    --------------------

---------

GPU, Inc. (a)

GPU Advanced Resources, Inc.                      ERC       09/13/96       Delaware              100.0%            (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                        ERC       02/13/87       New Jersey            100.0              (c),(d)
  Prime Energy Limited Partnership                ERC       05/08/86       New Jersey             50.0              (d)
Camchino Energy Corporation                       ERC       04/26/89       Delaware              100.0              (c),(d)
  OLS Power Limited Partnership                   ERC       08/02/89       Delaware                1.0              (c)
    OLS Acquisition Corporation                   ERC       05/03/89       Delaware              100.0              (c)
      OLS Energy - Chino                          ERC       08/08/84       California            100.0              (d)
      OLS Energy - Camarillo                      ERC       08/08/84       California            100.0              (d)
      OLS Energy - Berkeley                       ERC       09/05/85       California            100.0               *
Geddes Cogeneration Corporation                   ERC       03/23/89       New York              100.0              (c),(d)
Geddes II Corporation  (New)                      ERC       06/24/98       Delaware              100.0              (c)
  Onondaga Cogeneration Limited Partnership       ERC       06/08/88       New York               50.0              (d)
EI Selkirk, Inc.                                  ERC       10/31/94       Delaware              100.0              (c)
 Selkirk Cogeneration Partners Limited
 Partnership                                      ERC       06/06/90       Delaware               19.2              (d)
NCP Energy, Inc.                                  ERC       11/21/89       California            100.0              (c),(d)
  Syracuse Orange Partners L.P.                   ERC       04/02/91       Delaware                4.9              (c)
    Project Orange Associates L.P.                ERC       05/12/88       Delaware                4.4              (d)
NCP Gem, Inc.                                     ERC       05/23/91       Delaware              100.0              (c)
NCP New York, Inc.                                ERC       07/09/93       Delaware              100.0               *
NCP Brooklyn Power, Inc.                          ERC       07/09/93       Delaware              100.0              *
NCP Lake Power, Inc.                              ERC       05/23/91       Delaware              100.0              (c),(d)
  Lake Investment, L.P.                           ERC       05/23/91       Delaware              100.0              (c)
    Lake Cogen, Ltd.                              ERC       03/13/91       Florida                49.9              (d)
    New Lake Corporation                          ERC       01/02/97       Florida                   - (g)          (c)
GPUI Lake Holdings, Inc.                          ERC       12/24/96       Delaware              100.0              *
NCP Pasco, Inc.                                   ERC       05/23/91       Delaware              100.0              (c)
NCP Dade Power, Inc.                              ERC       05/23/91       Delaware              100.0              (c),(d)
  Dade Investment, L.P.                           ERC       05/23/91       Delaware              100.0              (c)
    Pasco Cogen, Ltd.                             ERC       03/13/91       Florida                49.9              (d)
NCP Houston Power, Inc.                           ERC       12/02/93       Delaware              100.0              (c),(d)
NCP Perry, Inc.                                   ERC       12/02/93       Delaware              100.0              (c)
  Mid-Georgia Cogen, L.P.                         ERC       12/03/93       Delaware               50.0              (d)
EI Services, Inc.                                 ERC       10/07/93       Delaware              100.0              (d)
NCP Ada Power, Inc.                               ERC       07/31/93       California            100.0              *
Umatilla Groves, Inc.                             ERC       06/17/92       Delaware              100.0              *
NCP Commerce Power, Inc.                          ERC       08/31/93       California            100.0              *
Armstrong Energy Corporation                      ERC       07/14/88       New Jersey            100.0              *
  AEC/REF Fuel, Limited Partnership               ERC       12/22/89       Pennsylvania          100.0              *
EI Fuels Corporation                              ERC       08/09/90       Delaware              100.0              (e)
GPU Solar, Inc.                                   ERC       07/09/97       New Jersey             50.0              (f)
GPUI Holdings, Inc.                               ERC       03/03/97       Delaware              100.0               *

                                                             1


*    Inactive.  ** Sets forth the percentage of voting  securities held directly
     or  indirectly  by  GPU,  Inc.  or  GPU  International,   Inc.  (GPUI),  as
     applicable.

(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.

(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e) This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corporation subsequently exercised that option. New Lake Corporation is not an affiliate of GPUI.



            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------


       GPUI paid ten dollars to acquire all of the outstanding shares (100 shares, no par value) of Geddes II Corporation common stock.

       A 50% limited partnership interest in Onondaga Cogen, L.P. was issued by the partnership to Geddes II Corporation in connection with a restructuring agreement entered into with Enron Capital & Trade Resources Corp.

       GPUI has agreed to provide for the issuance of a letter of credit to Georgia Power Company from time to time, up to a maximum amount of $9,784 on behalf Mid-Georgia Cogen, L.P. GPUI's agreement is guaranteed by GPU, Inc.


                                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                               Type of     Principal                           Company to    Collateral      Consideration
 Company Issuing               Security    Amount of     Issue or    Cost of  whom Security  Given with      Received
 Security                      Issued      Security      Renewal     Capital   was Issued     Security       for Each Security
-----------------------       -----------  ------------    --------    -------  -----------       ---------- ------------

-----------

Geddes II Corporation          Common Stock       N/A       Issue        N/A    GPU             N/A       GPUI paid ten dollars
                                                                               International, Inc.        to acquire all of
                                                                                                          the outstanding
                                                                                                          shares (100 shares, no
                                                                                                          par value)of Geddes II
                                                                                                          Corp. common
                                                                                                          stock.



Onondaga Cogen, L.P.           Partnership        N/A        N/A         N/A   Geddes II     N/A          A 50% limited
                                Interest                                       Corporation                partnership interest
                                                                                                          in Onondaga  Cogen,
                                                                                                          L.P. was  issued by
                                                                                                          the partnership to
                                                                                                          Geddes II Corp.in
                                                                                                          connection with a
                                                                                                          restructuring agreement
                                                                                                          entered into with Enron
                                                                                                          Capital &
                                                                                                          Trade Resources Corp. No
                                                                                                          consideration
                                                                                                          was given.


                               Company Contributing                         Company Receiving             Amount of Capital
                                    Capital                                    Capital                        Contribution
                                    -------                                   -------                         ------------

                                      N/A                                       N/A                           N/A





Note:     The information provided in Item 2 presents the activities of the reporting period only.











                                                                   3


                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                                            Total
     Reporting Company                   Associate Company                                                              Amount
       Rendering Services                Receiving Services                        Types of Services Rendered           Billed
       ------------------                ------------------                        --------------------------           ------

EI Services, Inc.                    Mid-Georgia Cogen, L.P.                           Construction and operations       $xxx (1)
                                                                                       management

NCP Houston Power, Inc.              Mid-Georgia Cogen, L.P.                           Accounting and administration      xxx (1)

EI Fuels Corporation                 Mid-Georgia Cogen, L.P.                           Fuel supplies and management       xxx (1)
                                                                                       services


NCP Lake Power, Inc.                 Lake Cogen, Ltd.                                  Accounting, administration and     xxx (1)
                                                                                       operations and maintenance (O&M)
                                                                                       management

NCP Dade Power, Inc.                 Pasco Cogen, Ltd.                                 Administration and O&M management  xxx (1)

Geddes Cogeneration Corporation      Onondaga Cogeneration Limited Partnership         Accounting, administration and     xxx (1)
                                                                                       O&M management

Camchino Energy Corporation          OLS Energy - Chino                                Accounting, administration and     xxx (1)
                                                                                       O&M management

Camchino Energy Corporation          OLS Energy - Camarillo                            Accounting, administration and     xxx (1)
                                                                                       O&M management

Elmwood Energy Corporation           Prime Energy Limited Partnership                  Accounting and administration      xxx (1)



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

      (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                                                   4


                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                         Total
     Associate Company                     Reporting Company                                                             Amount
    Rendering Services                    Receiving Services                    Types of Services Rendered               Billed
    ------------------                    ------------------                    --------------------------               ------

GPU International, Inc.            Prime Energy Limited Partnership         O&M management                              $xxx (1)

GPU International, Inc.            EI Services, Inc.                        Construction and operations                  xxx (1)
                                                                            management for Mid-Georgia
                                                                            Cogen, L.P.

GPU International, Inc.            NCP Houston Power, Inc.                  Accounting and administration for            xxx (1)
                                                                            Mid-Georgia Cogen, L.P.

GPU International, Inc.            NCP Lake Power, Inc.                     Accounting, administration and O&M           xxx (1)
                                                                            management for Lake Cogen, Ltd.

GPU International, Inc.            NCP Dade Power, Inc.                     Administration and O&M management            xxx (1)
                                                                            for Pasco Cogen, Ltd.

GPU International, Inc.            Geddes Cogeneration Corporation          Accounting and administration for            xxx (1)
                                                                            Onondaga Cogeneration Limited
                                                                            Partnership

GPU International, Inc.            Camchino Energy Corporation              Accounting and administration for            xxx (1)
                                                                            OLS Power Limited Partnership

GPU International, Inc.            Camchino Energy Corporation              Accounting, administration and O&M           xxx (1)
                                                                            management for OLS Energy - Chino

GPU International, Inc.            Camchino Energy Corporation              Accounting, administration and O&M           xxx (1)
                                                                            management for OLS Energy -
                                                                            Camarillo

GPU International, Inc.            Elmwood Energy Corporation               Accounting and administration for            xxx (1)
                                                                            Prime Energy Limited Partnership




                                                                   5



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)


                                                                                                   Total
     Associate Company       Reporting Company                                                    Amount
    Rendering Services       Receiving Services             Types of Services Rendered            Billed
    ------------------       ------------------             --------------------------            ------

GPU International, Inc.      NCP Energy, Inc.                Accounting and administration for    $xxx (1)
                                                             Syracuse Orange Partners L.P. and
                                                             Project Orange Associates L.P.

GPU International, Inc.      GPU Solar, Inc.                 Management, marketing and technical   xxx (1)
                                                             expertise for GPU Solar, Inc.

GPU International, Inc.      GPU Advanced Resources, Inc.    Certain general and administrative    xxx (1)
                                                             services for GPU Advanced Resources,
                                                             Inc.

Metropolitan Edison Company  GPU Advanced Resources, Inc.    Certain general and administrative    xxx (2)
                                                             services for GPU Advanced Resources,
                                                             Inc.

GPU Service, Inc.            GPU Advanced Resources, Inc.    Legal and certain general and         xxx (3)
                                                             administrative services for
                                                             GPU Advanced Resources, Inc.



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange Associates L.P. (POA), for which a 120% overhead charge is applied. In addition, a 10% overhead charge is applied to certain administrative expenses related to POA. No capital costs were charged.

       (2) The amounts shown include overhead charges applied, at a rate of 58%, to employee salaries billed for services rendered. No capital costs were charged.

       (3) The amounts shown include overhead charges applied, at a rate of 53.4%, to employee salaries billed for services rendered. No capital costs were charged.


                                                                   6




                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  September 30, 1998              $8,747,588                Line 1
                                                   ------------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)            1,312,138                Line 2
       Greater of $50 million or line 2                                                        $1,312,138     Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Ownership and operation of qualifying facilities (Category VIII)             35,784
           Energy services and retail energy sales (Category V)                          4,300
           Fuel management services (Category IX)                                            -
           Operations and maintenance services (Category VII)                                -
           Development and commercialization of photovoltaics (Category II)                  -
                                                                                      ---------

                Total current aggregate investment                                              40,084        Line 4
                                                                                                ------

       Difference  between the  greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
             system (line 3 less line 4)                                                     $1,272,054       Line 5
                          =           =                                                      ==========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

          The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.












                                                                   7



                           ITEM 5 - OTHER INVESTMENTS


                                                Aggregate Investment as of      Change in Investments      Reason for Change
Major Line of Energy-Related Business                 June 30, 1998            During Reporting Period     in Investments
-------------------------------------           ------------------------       -----------------------      ----------



Ownership and operation of qualifying
     facilities (Category VIII)                         $155,132 *                    $ 9,784                GPUI paid ten dollars
                                                                                                             to acquire  all of
                                                                                                             the outstanding shares
                                                                                                             (100  shares,  no  par
                                                                                                              value) of Geddes
                                                                                                              II Corporation
                                                                                                              common stock. In
                                                                                                              addition,  the
                                                                                                              change  includes
                                                                                                              a  maximum of
                                                                                                              $9,784  of letter
                                                                                                              of  credit obligations
                                                                                                              undertaken by GPUI
                                                                                                              on  behalf Mid-Georgia
                                                                                                              Cogen,  L.P.,
                                                                                                              as  discussed
                                                                                                              above.

Energy services and retail energy
  sales (Category V)                                       4,300                               -                 No change.

Fuel management services (Category IX)                        **                               -                 No change.

Operations and maintenance
  services (Category VII)                                     **                               -                 No change.

Development and commercialization of
  photovoltaics (Category II)                       Less than $1                               -                 No change.



* The caption "Aggregate Investment as of June 30, 1998" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."





                                                                   8


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements


A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended September 30, 1998.

A-2 Financial statements of Elmwood Energy Corporation for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-3 Financial statements of Camchino Energy Corporation for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-6  Financial  statements of Onondaga  Cogeneration Limited Partnership for the
     quarter  ended   September  30,  1998  -  filed  pursuant  to  request  for confidential treatment.

A-7 Financial statements of NCP Energy, Inc. for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended September 30, 1998 - filed pursuant to request for confidential treatment.

A-10 Financial  statements  of NCP Houston  Power,  Inc.  for the quarter  ended
     September 30, 1998 - filed pursuant to request for confidential treatment.

A-11 Financial  statements  of  Mid-Georgia  Cogen,  L.P. for the quarter  ended
     September 30, 1998 - filed pursuant to request for confidential treatment.

A-12 Financial  statements of EI Services,  Inc. for the quarter ended September
     30, 1998 - filed pursuant to request for confidential treatment.

A-13 Financial statements of GPU Solar, Inc. for the quarter ended September 30,
     1998 - filed pursuant to request for confidential treatment.

A-14 Financial  statements  of  EI  Fuels  Corporation  for  the  quarter  ended
     September 30, 1998 - filed pursuant to request for confidential treatment.

Exhibits
--------

B.  Contracts Required by Item 3
--  ----------------------------

B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-10 Contract  between  GPU   International,   Inc.  and  Prime  Energy  Limited
     Partnership to provide O&M management services incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
--  ----------------------------


B-11 Contract between GPU International,  Inc. and Onondaga Cogeneration Limited
     Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

B-13 Contract  between GPU Service,  Inc. and GPU  Advanced  Resources,  Inc. to
     provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.


B-14 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.



Note:Services  rendered by GPU  International,  Inc. to EI Services,  Inc.,  NCP
     Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy
     Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C.       Certificate of GPU, Inc.
--       ------------------------

                                    SIGNATURE


       The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                            GPU, INC.


November 24, 1998
                             By /s/ F. A. Donofrio
                               ------------------
                               F. A. Donofrio, Vice President,
                               Comptroller and Chief Accounting Officer